Exhibit 99.1

UCLOUDLINK GROUP INC. Issues Letter to Shareholders

Hong Kong, April 23, 2021 - UCLOUDLINK GROUP INC. (“uCloudlink” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today released a letter to shareholders from the Company’s Director and Chief Executive Officer, Mr. Chaohui Chen.

To the shareholders of uCloudlink:

Despite 2020 being a challenging year, we demonstrated resilience and agility amidst uncertainties that developed during the COVID-19 pandemic. On behalf of the Board, I would like to extend my sincerest gratitude to our shareholders, individual and corporate users, and our business partners, for their continuous support of our company. The most important and fundamental measures of our success will be the value we would bring to all of these stakeholders over the long term.

During the year, our uCloudlink 1.0 international data connectivity services (uCloudlink 1.0) was impacted by the COVID-19 pandemic while our uCloudlink 2.0 local data connectivity services (uCloudlink 2.0) made significant headway and has become a new engine bolstering both our user base and revenue. We formed and developed a double-engine strategy of both uCloudlink 1.0 and uCloudlink 2.0 businesses.

We are a high-tech company in the data connectivity market and we innovatively applied the “Navigation + Electronic Toll Pass” concept over the mobile network with our hyper-connectivity technology via our PaaS and SaaS platform. We focus on establishing stable, reliable, safe and efficient network connections for our business partners, operators and users which is a fundamental requirement of mobile network connection. Our cloud SIM technology, such as smart multi-network reselection, has developed to the hyper-connectivity technology stage which facilitates the realization of “Navigation + Electronic Toll Pass” across mobile networks and further elevates the user experience in data connectivity services. We achieved the initial stage of hyper-connectivity technology during 2020 and will further develop it to solidify our technological leadership position, which could potentially translate to growth and bring all new value to shareholders.

uCloudlink 2.0 Business becomes a stronger driver of growth - alliances with MNOs and MVNOs

The global COVID-19 pandemic has made remote work, online education, and shopping from home, seemingly more of what the future norm holds, rather than the exception. User demand for mobile broadband services has never been stronger, which creates massive potential for application scenarios in the areas of education, games and remote working.

We further invested in Beijing Huaxiang Lianxin Technology Co., Ltd. which is one of the licensed mobile virtual network operators (MVNOs) in mainland China. Further, the alliances with Shenzhen Branch of China United Network Communications Group Co., Ltd. and one of the major mobile network operators (MNOs) in Japan were milestones for our local business which we expect will help us broaden our user base more quickly and efficiently. Such partnerships can help carriers improve their coverage, connectivity services and investment efficiency while also enabling us to further increase the scale of users connected to our platform and improve and increase our local business development. We will continue to develop more collaborative partnerships in Europe, the United States and Asia. Such alliances and cooperation in the data connectivity market have injected new vitality into our business which will enable us to create value continuously for our shareholders in the long term.

Hyper-connectivity could facilitate 5G and IoT business opportunities

5G and Internet-of-things (IoT) bring massive opportunities to our business which we strive to capitalize on to bring new value to our users and shareholders. We can help carriers improve their coverage, connectivity services and investment efficiency in 5G networks. Our 5G mobile Wi-Fi, Customer Premises Equipment (CPE) and GlocalMe Inside (GMI) embedded in various brands of 5G related mobile phones had commercial trials in 2020 and would commercially launch in 2021. We believe that there is great potential for the application of those devices in 5G mobile broadband connectivity service due to low network latency and expansive network coverage for end users. This could potentially allow us to establish the leading technological position of our PaaS and SaaS platform in the early stage of 5G.

For IoT, the launch of our smart multi-network reselection of hyper-connectivity technology greatly reduces cross-mobile network switching time to milliseconds, which further elevated the user experience in data connectivity services. As an example of such application, in late 2020, we signed a strategic cooperation framework agreement with China Vehicle Interconnected Transport Capacity Technology Co., Ltd. (CVITC), to develop intelligent container solutions for both domestic and international freight markets. Such technology is highly compatible with various IoT application scenarios such as industrial automation, autonomous driving, AR/VR, internet of vehicles, cargo transportation and logistics and cloud computing, which would be the accelerator of 5G Cloud application. We are proactively expanding our strategic alliances and further enhance our PaaS and SaaS platform ecosystem with new and traditional business partners in various aspects of IoT applications.

Global diversified expansion brings us continuous growth momentum

We have diversified our business and generated revenue from various countries and regions. We continue to focus on user experience and explore market opportunities worldwide. We expect China, Japan, the United States, Europe and other Asian markets will further develop local mobile broadband with continuous growth momentum in 2021.

In order to elevate our brand recognition and improve user experience in the local markets we serve, we enhanced our e-commerce efforts in strategic key regions with high growth potential, such as the United States and Europe. For example, in the United States, in an effort to optimize our US website, our GlocalMe brand has had a 100% uptick in its traffic to its local e-commerce site and set a new record high of monthly registered users in its APP during the fourth quarter of 2020. We also continue to solidify our e-commerce business in the European market.

Our sales function and team have been streamlined in order to continue improving the overall user experience and satisfaction. We will continue to build a customer-centric culture and philosophy, optimize our supply chain, and strengthen our branding and cooperation with new and existing business partners in international and local markets.

During the COVID-19 pandemic, we ensured the safety of our employees by providing them with safe working environments and enacting measures to facilitate remote working. We will continue to focus on realizing our vision of “connecting and sharing without limitations,” strengthening our corporate culture, acquiring high-tech talent from all over the world and providing resource-saving solutions such as wireless network sharing.

Finally, I would like to thank the entire uCloudlink team for their dedication and professionalism, thank shareholders for your continued support to us. Looking ahead in 2021, we expect international travel would recover with the continued rollout of COVID-19 vaccines and the strong demand of uCloudlink 2.0 would bring growth to our business. We expect “Navigation + Electronic Toll Pass” would help us acquire more users, more cooperation with MNOs and MVNOs and expand our alliances with new industries.

Thank you again for your support of uCloudlink.

Sincerely,

Chaohui Chen

Director and Chief Executive Officer of uCloudlink

About UCLOUDLINK GROUP INC.

uCloudlink is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

For more information, please visit: https://ir.ucloudlink.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. uCloudlink may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about uCloudlink’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uCloudlink’s strategies; uCloudlink’s future business development, financial condition and results of operations; uCloudlink’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in uCloudlink’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to uCloudlink’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and uCloudlink undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

UCLOUDLINK GROUP INC.

Bob Shen

Tel: +852-2180-6111

E-mail: ir@ucloudlink.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: UCL@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: UCL@tpg-ir.com